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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                SCHEDULE 13E-3/A


                              TRANSACTION STATEMENT
           Under Section 13(e) of the Securities Exchange Act of 1934

                                 Final Amendment


                               Sparta Foods, Inc.
                                (Name of Issuer)


                        Cenex Harvest States Cooperatives
                       (Name of Persons Filing Statement)


                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   846573 30 1
                      (CUSIP Number of Class of Securities)

  David Kastelic, Associate General Counsel, Cenex Harvest States Cooperatives
             5500 Cenex Drive, Inver Grove Heights, Minnesota 55077
                                 (651) 306-3712
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of the Persons Filing Statement)

                                    Copy To:

                                William B. Payne
                              Dorsey & Whitney LLP
                             Pillsbury Center South
                             220 South Sixth Street
                           Minneapolis, MN 55402-1498


    This statement is filed in connection with (check the appropriate box):

a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. / / The filing of a registration statement under the Securities Act of 1933.

c.       / / A tender offer.

d.       /x/ None of the above.
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Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /

                            CALCULATION OF FILING FEE


Transaction Valuation                              Amount of Filing Fee
$14,914,615*                                       $2,983**

* For purposes of calculation of fee only, this amount is based on (i) 10,278,916 shares (the number of shares of Common Stock of Sparta Foods, Inc. outstanding as of January 19, 2000 ("Common Stock")) multiplied by $1.41, the cash consideration per share plus (ii) $421,343, the aggregate amount anticipated to be paid to certain persons holding options and warrants to acquire shares of common stock in consideration of cancellation of such options and warrants (assuming an aggregate of 1,135,580 options and 80,000 warrants are cancelled in exchange for cash in the transaction)

** The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934.

/x/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offering fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $2,983

Form or Registration No.: Preliminary Schedule 14A Proxy Statement

Filing Party: Sparta Foods, Inc.
              Cenex Harvest States Cooperatives


Date Filed: January 21, 2000

         This Transaction Statement on Schedule 13E-3 relates to an Agreement of Merger dated as of December 31, 1999 (the "Merger Agreement") by and among Sparta Foods, Inc. ("Sparta"), Cenex Harvest States Cooperatives ("Cenex") and SF Acquisition Corp. ("Merger Sub") pursuant to which Merger Sub was merged with and into Sparta (the "Merger"), with Sparta as the surviving corporation, on June 1, 2000. As a result, Sparta became a wholly owned subsidiary of Cenex.
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Dated:  June 9, 2000

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        CENEX HARVEST STATES COOPERATIVES


                                        By:  /s/ James D. Tibbetts
                                             ----------------------------------
                                             Name:  James D. Tibbetts
                                             Title: Executive Vice President
                                                    Consumer Products Group